SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EXHIBIT I

PROTOCOL AND JUSTIFICATION OF THE MERGER

OF BRASKEM PETROQUÍMICA LTDA. INTO BRASKEM S.A.

PROTOCOL AND JUSTIFICATION OF THE TRANSACTION OF MERGER OF BRASKEM PETROQUÍMICA LTDA. INTO BRASKEM S.A.

entered into by and between

BRASKEM PETROQUÍMICA LTDA., a business limited liability company, with its principal place of business at Rua Hidrogênio, nº 1.404, Parte, Polo Petroquímico de Camaçari, Municipality of Camaçari, State of Bahia, CEP 42810-010, enrolled in the National Register of Legal Entities (CNPJ) under No. 04.705.090/0006-81, with its articles of incorporation filed with the Commercial Registry of the State of Bahia under State Number (NIRE) 29.203.889.686, herein represented pursuant to its Articles of Association, hereinafter referred to simply as “MERGEE” or “BRASKEM PETRO”; and

BRASKEM S.A., a publicly-held company, with its principal place of business at Rua Eteno nº 1.561, Complexo Petroquímico de Camaçari, Municipality of Camaçari, State of Bahia, CEP 42.810-000, enrolled in the CNPJ under No. 42.150.391/0001-70, with its articles of incorporation filed with the Commercial Registry of the State of Bahia under NIRE 29.300.006.939, herein represented pursuant to its Bylaws, hereinafter referred to simply as “MERGOR” or “BRASKEM”;

MERGOR and MERGEE are hereinafter jointly referred to simply as “PARTIES”,

WHEREAS:

(i)        BRASKEM PETRO is a limited liability company with fully subscribed and paid-up share capital in the amount of one billion, five hundred and seventy-two million, three thousand, six hundred and ninety-five Reais and thirty-two centavos (BRL 1,572,003,695.32), represented by one billion, five hundred and seventy-two million, three thousand, six hundred and ninety-five (1,572,003,695) quotas;

(ii)       on October 16, 2017, BRASKEM acquired from Braskem Incorporated Limited, a business company incorporated in accordance with the laws of the Cayman Islands, with its principal place of business at P.O. Box 309, Grand Cayman, Cayman Islands, enrolled in the local register under No. 30166, and in the CNPJ/MF under No. 06.103.065/0001-49 (“Braskem Inc”), one (1) quota issued by BRASKEM PETRO, of which Braskem Inc was the holder, thus becoming the holder of the entire quota capital of BRASKEM PETRO, which became its wholly-owned subsidiary, pursuant to Paragraph 2, of article 251 of Law No. 6,404, of December 15, 1976 (“Brazilian Corporation Law”); and

(iii)      the transaction of merger of MERGEE into MERGOR will represent an alignment of interests of the companies involved, as well as simplify the current corporate structure, by consolidating the activities of the PARTIES in a single company, thus reducing financial and operating costs;

 the PARTIES resolve to enter into this Protocol and Justification of Merger (“Protocol and Justification”), pursuant to articles 1,116 to 1,118 of Law No. 10,406, of January 10, 2002 (“Civil

Code”), and 224, 225 and 227 of the Brazilian Corporation Law, and CVM Ruling No. 565, of June 15, 2015, under the following terms and conditions:

1.                  PROPOSED TRANSACTION AND JUSTIFICATION

1.1.            The proposed transaction consists of the merger of BRASKEM PETRO into BRASKEM, with the transfer of all net assets of the former to the latter, which will universally succeed the former, in all of its assets, rights and obligations, pursuant to article 227 of the Brazilian Corporation Law and article 1,116 of the Civil Code (“Merger”).

1.2.            The Merger is part of the corporate restructuring of the PARTIES and is intended to simplify the current corporate structure, by consolidating the activities of the PARTIES, thus allowing for a reduction in the financial and operating costs.

1.3.            The appraisal of the net book equity of MERGEE, so as to make accounting entries at MERGOR, was carried out by the specialized company indicated in item 2.2 below, on the base date set forth in item 2.1 of this Protocol and Justification, and based on the criteria set forth in the Brazilian Corporation Law and in CVM Ruling No. 565/2015, so as to prepare the financial statements.

1.4.            The balances of the credit and debt accounts of MERGEE shall be transferred to the accounting books of MERGOR, with the required adjustments.

1.5.            The assets, rights and obligations of MERGEE to be transferred to MERGOR are the ones described in detail in the accounting appraisal report of MERGEE.

1.6.            Once the Merger is approved, BRASKEM will universally succeed BRASKEM PETRO in all of its rights and obligations, and BRASKEM PETRO shall be legally extinguished pursuant to art. 227 of the Brazilian Corporation Law and article 1,118 of the Civil Code.

2.                  APPRAISAL CRITERIA AND REPLACEMENT RATIO

2.1.            The Merger will have, as a reference, for all legal purposes, the base date of August 31, 2017 (“Base Date”).

2.2.            In compliance with the legal requirements, especially the provisions of articles 8 and 227 of the Brazilian Corporation Law, the managers of the PARTIES engaged specialized company Apsis Consultoria e Avaliações Ltda., a company enrolled in the CNPJ/MF under No. 27.281.922/0001-70, with its principal place of business at Rua da Assembleia, nº 35, 12º andar, Centro, in the City of Rio de Janeiro/RJ – CEP 20.011-001 (“Apsis”), as the responsible for preparing the book appraisal report of the net equity of MERGEE, for purposes of the accounting entries at MERGOR (“Appraisal Report”), which considered as base the analytical balance sheet of BRASKEM PETRO drawn up on the Base Date, which documents are part of this Protocol and Justification as Exhibit A (Appraisal Report and Analytical Balance Sheet of Braskem Petroquímica Ltda.).

2.3.            The engagement of the specialized company and the Appraisal Report, mentioned in item 2.2 above, shall be respectively submitted to the ratification and approval of the general meeting of MERGOR and of the quotaholders meeting of MERGEE, pursuant to article 227, Paragraph 1, of the Brazilian Corporation Law and article 1,117, Paragraph 2, of the Civil Code.

2.4.            The specialized company declared that (i) there is no actual or potential conflict or communion of interests with the shareholders of the PARTIES, or, even, with regard to the Merger itself; and (ii) the shareholders/quotaholders or managers of the PARTIES have not instructed, limited, hindered or practiced any acts that have or may have jeopardized the access, use or knowledge of information, assets, documents or work methodologies that are relevant for the quality of its findings.

2.5.            Considering that MERGEE is a wholly-owned subsidiary of MERGOR, no shares shall be issued to replace the quotas issued by MERGEE, which shall be cancelled due to the Merger.

3.                  TREATMENT OF THE EQUITY CHANGES BY THE MERGER DATE AND PREMIUM

3.1.            The equity changes appraised at BRASKEM PETRO between the Base Date and the Merger date shall be fully registered, for all purposes, in the accounting books of MERGEE, and acknowledged by BRASKEM in the equity adjustment results account.

3.2.            Any premiums registered in the investments of BRASKEM PETRO to be transferred to BRASKEM due to the Merger shall be afforded the same treatment than the one currently afforded by BRASKEM PETRO and shall, after the Merger, be used for tax purposes, by BRASKEM, pursuant to the prevailing laws and without issue of shares.

4.                  OVERALL AMOUNT OF THE NET EQUITY AND THE QUOTAS TO BE CANCELLED

4.1.            According to the appraisal made by MERGEE on the Base Date, included in the Appraisal Report, the book value of the net equity to be transferred to MERGOR is two billion, one hundred and eighty-three million, one hundred and nine thousand, six hundred and thirty-four Reais and seventeen centavos (BRL 2,183,109,634.17), subject to the provisions in Clause 3 above.

4.2       Considering that the total number of quotas of BRASKEM PETRO are held by MERGOR, the Merger shall not result in a capital increase or change to the number of shares into which the share capital of BRASKEM is divided. Furthermore, considering the nonexistence of minority shareholders in MERGEE, the lack of capital increase in MERGOR and, therefore, replacement ratio, and the several precedents of CVM in this regard, the management of the PARTIES understand that the provisions in article 264 of the Brazilian Corporation Law do not apply to the Merger and that there is no justified reason for CVM demanding an appraisal report by the PARTIES at the price market, pursuant to CVM Resolution No. 559/08.

4.3       Due to the foregoing, MERGOR filed a waiver request with CVM regarding the preparation of the report based on the net equity value of the quotas of BRASKEM PETRO and BRASKEM, under article 264 of the Brazilian Corporation Law, by virtue of the characteristics present in the concrete case, about which the technical area of CVM issued a favorable statement.

4.4       As mentioned in item 4.2 above, within the scope of the Merger, there shall be no capital increase for MERGOR and, consequently, no change to its net equity, with one billion, five hundred and seventy-two million, three thousand, six hundred and ninety-five (1,572,003,695) quotas issued by BRASKEM PETRO held by MERGOR being cancelled, as set forth in Paragraph 1 of article 226 of the Brazilian Corporation Law.  The Bylaws of BRASKEM, however, shall be adjusted to reflect the supplementary activities that were once performed by BRASKEM PETRO.

4.5       Considering that BRASKEM is the only shareholder of BRASKEM PETRO and that, with the Merger, the corporate purpose of BRASKEM shall be increased only by the supplementary activities to the ones performed thereby, without any significant change to its social role, there shall be no withdrawal right as a result of the Merger, pursuant to article 137 of the Brazilian Corporation Law.

5.                  FINAL PROVISIONS

5.1.            The implementation of the Merger shall be subject and submitted to the resolution by the general meeting of BRASKEM and the quotaholders meeting of BRASKEM PETRO, in which the following matters, among other things, shall be approved: (i) ratification of the engagement of specialized company Apsis for book appraisal of the net equity of MERGEE; (ii) the Protocol and Justification and other documents related to the merger of BRASKEM PETRO into BRASKEM; and (iii) the merger of BRASKEM PETRO into BRASKEM, pursuant to the terms set forth in this Protocol and Justification; (iv) the consequent extinction of BRASKEM PETRO, pursuant to the terms set forth in this Protocol and Justification; and (v) authorization to the managers of such companies, so they may practice any acts required for the Merger.

5.2.            The management of MERGOR shall practice all acts required for the implementation of the Merger, as well as shall pay for all costs and expenses arising therefrom.

5.3.            After the documents that approve the Merger are filed with the relevant Commercial Registries, the management of BRASKEM shall cause that any required annotations and registers are obtained in relation to the Merger, including, and especially, with federal, state and municipal instrumentalities, and other relevant bodies and registry offices, for the purpose of transferring thereto the enrollments, books, registries and other documents of BRASKEM PETRO, pursuant to the applicable laws.

5.4.            In order to avoid interruption of the activities, some operations shall be temporarily conducted in the name of BRASKEM PETRO until the measures set forth in item 5.3 above can be formalized.

5.5.            In compliance with the provisions of articles 20-A and 21 of CVM Ruling No. 481/09, all documents indicated therein shall be made available to the shareholders of BRASKEM as of the date of publication of the call notice of the extraordinary general meeting of BRASKEM, and may be consulted in the following addresses: the Investors’ Relations website (http://www.braskem-ri.com.br/), the CVM website (www.cvm.gov.br), and the offices of BRASKEM located at Rua Lemos Monteiro, 120, 24º andar, Butantã, City of São Paulo, State of São Paulo - CEP: 05501-050.

5.6.            If any clause, provision, term or condition of this Protocol and Justification is considered invalid, the other clauses, provisions, terms and conditions that are not affected shall remain unaltered.

5.7.            The parties hereby elect the courts of the judicial district of Camaçari/BA to settle any doubts arising out of this Protocol and Justification.

6.                  CONCLUSION

6.1.            These are the rules and procedures that, pursuant to law, the management of the PARTIES has made to govern this Merger transaction, and which they deem are in the interest of the companies.

IN WITNESS WHEREOF, the Parties sign this Protocol and Justification in three (3) counterparts of equal form and content, and for a single purpose. together with the two undersigned witnesses.

Camaçari, October 26, 2017

BRASKEM PETROQUÍMICA LTDA.

Officer	Officer

BRASKEM S.A.

Officer	Officer

Witnesses:

Name:	Name:
ID (RG):	ID (RG):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.